March 20, 2020

Damon J. Audia
Chief Financial Officer
Kennametal, Inc
525 William Penn Place, Suite 3300
Pittsburgh, PA 15219

       Re: Kennametal, Inc
           Form 10-K for the Year Ended June 30, 2019
           Filed August 13, 2019
           File No. 001-05318

Dear Mr. Audia:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology